MID-YEAR REPORT


2002-03
BUDGET UPDATE


SASKATCHEWAN
THE HON. ERIC CLINE
MINISTER OF FINANCE









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MINISTER'S MESSAGE
It is my honour to present the Mid-Year Report for the 2002-03 budget year, which provides the people of Saskatchewan an update on how their public finances have progressed, since the introduction of the provincial budget last
March.

This report shows that stronger than expected economic growth across Canada, coupled with higher than forecast prices for many of the commodities we export, resulted in higher than expected own-source revenues during the first half of the budget year. Own-source revenue - the money generated by economic activity within Saskatchewan - is now projected to be $580.1 million higher than forecast in the provincial budget. This shows that Saskatchewan's non-agricultural economy is expanding and growing steadily, increasing
Saskatchewan's ability to succeed in a competitive global marketplace.

However, recent federal transfer information is far less positive. This report shows that Equalization payments to our Province from the national government will be about $600 million less than forecast in the spring budget. Nearly half of that revenue loss was the result of new federal data released in October, which identified an unexpected and significant change in the Province's mining sector entitlements for 2002-03 and prior years. This revenue loss was unexpected and your government is actively pursuing discussions with federal officials to seek adjustment to it.

As a result of the reduced federal transfer payments, total net revenues are down $17.5 million from the budget forecast. On the expenditure side, a second straight year of severe drought, and the weather-disrupted harvest, has meant significant additional expenditures for your government. This report shows that budget expenditures are up $81.7 million from the budget forecast. Nearly
90 per cent of those increased expenditures are directly related to the severe drought:

     o Saskatchewan Environment is projected to be up $46.9 million, due largely to higher forest fire management costs.

     o Saskatchewan Agriculture, Food and Rural Revitalization is projected to be up $25.5 million, largely due to drought assistance for livestock producers.

These increased expenses, along with increased payments by the Saskatchewan
Crop Insurance Corporation and the Forest Fire Contingency Fund, are a large part of the increase in the Province's debt.

The reduced revenues and increased expenditures mean that at the mid-point in the budget year, the financial position of the Government of Saskatchewan has deteriorated by $99.2 million, which means an additional transfer from the Fiscal Stabilization Fund will be required to maintain a balanced budget this year.

When I introduced the 2002-03 Provincial Budget, I made a commitment to the people of Saskatchewan to protect vital public services such as health care and education; to invest in public infrastructure, such as highways, information technology, and research facilities, ensuring our future economic competitiveness; and to continue to reduce taxes for Saskatchewan families.

This Mid-Year Report shows that we are keeping those commitments, and while the dramatic reduction in federal transfers has created an unexpected financial challenge for Saskatchewan, we will continue to seek ways to protect
Saskatchewan people.


Eric Cline
Minister of Finance




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ECONOMIC OVERVIEW

INTRODUCTION

The 2002-03 Budget forecasted Saskatchewan real GDP growth of 1.5 per cent in 2002. This forecast was based on a scenario of slow growth in the U.S. and Canada, low interest rates, lower oil and natural gas prices and an average crop harvest in the province. Thus far in 2002, all these assumptions are on track to meet or beat the budget expectations with the noted exception of the crop harvest.

U.S. ECONOMIC CONDITIONS

The 2002-03 Budget projected that U.S. real GDP growth would be 1.4 per cent in 2002. U.S. real GDP increased at annual rates of 5.0 per cent in the first quarter, 1.3 per cent in the second quarter and 3.1 per cent in the third quarter. Concerns over a tepid economic recovery linger, but the budget assumption about U.S. real GDP growth appears modest.

CANADIAN ECONOMIC CONDITIONS

The 2002-03 Budget projected Canadian real GDP growth to lag behind its U.S.
counterpart at 1.2 per cent. However, in the first half of this year, Canada's economic growth significantly outpaced that of its southern neighbour.
Canadian real GDP grew at annual rates of 6.0 per cent in the first quarter and 4.3 per cent in the second quarter.

Canada's solid performance in the first half of 2002 has been based on exceptionally strong domestic demand. Domestic demand has been strong as a result of the resilient Canadian labour market. Thus far in 2002, Canada has significantly outpaced the U.S. in job creation.

The increase in jobs in Canada has spurred the increase in consumer spending, in addition to the stimulus provided from low interest rates. Through the first nine months of 2002, short-term interest rates averaged significantly lower than assumed in the 2002-03 Budget.


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


2002 U.S. AND CANADIAN ECONOMIC INDICATORS

                                                     2002-03 Budget
                                                       Assumption                                  Period
                                                     (Annual Average)           Actual             Covered
                                                     ----------------           ------           -----------
U.S. Growth (%)                                                1.4                5.0            1st Quarter
                                                                                  1.3            2nd Quarter
                                                                                  3.1            3rd Quarter
Canadian Growth (%)                                            1.2                6.0            1st Quarter
                                                                                  4.3            2nd Quarter
Canadian Inflation Rate (%)                                    1.8                1.7            1st 9 months
Canadian Short-term Interest Rates (%)                         3.7                2.4            1st 9 months
Canadian Long-term Interest Rates (%)                          6.9                7.0            1st 9 months
Canadian Dollar (U.S. cents)                                  64.7               63.7            1st 9 months






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


COMMODITY PRICES


                                            2002-03 Budget                                Period
                                              Assumption               Actual             Covered
                                            --------------             ------             --------

WTI Oil (US$/barrel)                            20.00                   24.86           1st 8 months
Natural Gas (C$/GJ)                              3.00                    3.43           1st 8 months
Potash (C$/tonne)                              206.73                  204.70           1st 8 months
Wheat (C$/tonne)*                              165.00                  201.53           Nov. 2002 estimate
Barley (C$/tonne)*                             120.00                  159.11           Nov. 2002 estimate
Canola (C$/tonne)*                             290.00                  391.98           Nov. 2002 estimate

* Crop year basis



COMMODITY PRICES

Commodity prices have been favourable relative to the 2002-03 Budget assumptions. The actual average price of West Texas Intermediate (WTI) oil of US$24.86 per barrel through the first eight months of the year is substantially more than the budget assumption of US$20.00 per barrel. Through the same period, natural gas prices have averaged $3.43 per GJ, which is above the budget assumption of $3.00 per GJ. The price for potash has averaged near the budget assumption. Grain prices have risen above the budget assumption, particularly wheat, barley and canola. The increase in grain prices is a result of the drought in Western Canada and other parts of the world, and a concomitant decrease in grain supplies.

CROP HARVEST

The provincial crop harvest is estimated to be the smallest since 1988 at 13.6 million tonnes, which is a decrease of 31 per cent from the previous year and is approximately 55 per cent of the 10-year average of 24.6 million tonnes. Poor growing conditions also diminished the quality of the crop. About 26 per cent of the spring wheat harvested, for example, is expected to grade No. 1 and No. 2 compared with 97 per cent in 2001 and 75 per cent over the last 10 years.

SASKATCHEWAN ECONOMIC CONDITIONS

The 2002-03 Budget projected the province would return to modest growth of 1.5 per cent in 2002. Currently, provincial economic indicators suggest the non-farm portion of the economy is on track to meet the budget projection. Consumption has been a source of strength. Through the first eight months of this year, retail sales have increased 7.8 per cent and new vehicle sales have increased by 11.1 per cent. Residential housing starts surged 30.9 per cent through the first nine months of the year compared to the same period last year. The strength in consumption has been partially fueled by the rebound in the provincial labour market. Employment in Saskatchewan has increased by 6,660 through October of this year compared to the budget forecast of 3,100 new jobs. This increase was generated by a gain of 8,240 jobs in the non-agricultural sector. Mining has experienced mixed results. Oil sales have increased 12.6 per cent through the first 7 months of 2002 and oil production has decreased slightly. Through July, natural gas production has risen by 1.3 per cent and the value of natural gas sales decreased. Potash production increased by 3.6 per cent and sales grew by 1.5 per cent in the first eight months.

Changes to provincial government tax policy will help grow the oil, natural gas and other mining sectors. The provincial government's recently announced reduction in royalty and taxation rates for new oil and natural gas production and the mining incentive package will help increase activity in these sectors.

SUMMARY

The economic indicators suggest that the non-farm portion of the provincial economy is on track to meet or beat budget expectations. However, overall growth in 2002 will be dampened by the bad harvest.




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2002 SASKATCHEWAN ECONOMIC INDICATORS

                                Per Cent Change from
                                  2001 Except Where
                                     Noted Otherwise         Period Covered

Total Employment (000s)                    6.7                1st 10 months
Farm Employment (000s)                    -1.6                1st 10 months
Non-farm Employment (000s)                 8.2                1st 10 months
Unemployment Rate (%)                      5.8                1st 10 months
Manufacturing Shipments                   -1.1                1st 8 months
Retail Trade                               7.8                1st 8 months
Wholesale Trade                           -5.1                1st 8 months
New Vehicle Sales                         11.1                1st 8 months
Housing Starts                            30.9                1st 9 months
Residential Building Permits              24.9                1st 8 months
Industrial Building Permits              -60.8                1st 8 months
Commercial Building Permits               -5.9                1st 8 months
Institutional/Government Building          3.8                1st 8 months
  Permits

2002 SASKATCHEWAN MINING INDICATORS

                                        Per Cent Change
                                           from 2001          Period Covered

Oil Production                                -0.9            1st 7 months
Oil Sales                                     12.6            1st 7 months
Natural Gas Production                         1.3            1st 7 months
Natural Gas Sales                            -49.1            1st 7 months
Potash Production                              3.6            1st 8 months
Potash Sales                                   1.5            1st 8 months
Oil Wells Drilled                            -22.2            1st 10 months
Natural Gas Wells Drilled                     22.6            1st 10 months






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FINANCIAL OVERVIEW

The 2002-03 Budget presented in March estimated a General Revenue Fund (GRF) surplus of $45,000.

To the middle of the fiscal year, the financial position of the Province has deteriorated by $99.2 million from Budget, reflecting a $17.5 million decrease in provincial government revenue and an $81.7 million increase in provincial government operating expenditure. The transfer from the Fiscal Stabilization Fund has been increased by $99.3 million to maintain a balanced budget.


REVENUE

Provincial government revenue is now projected to be $17.5 million lower than the Budget estimate.

Own-source revenue is now projected to be $580.1 million above the Budget estimate, primarily reflecting higher than expected Individual Income Tax revenue and oil revenue.

     o Individual Income Tax revenue is now projected to be $236.1 million above the Budget estimate. The increase reflects both preliminary assessment information for the 2001 taxation year and revised economic forecast data.

     o Oil revenue is now projected to be $298.0 million above the Budget estimate. The most significant factor in the revised forecast is higher than expected world oil prices. The price of West Texas Intermediate (WTI) oil is now projected to be US$25.87 per barrel, an increase of US$5.37 per barrel from the Budget forecast of US$20.50 per barrel. In addition, revenue from the sale of petroleum and natural gas leases is now projected to be $97.0 million - an increase of $57.0 million from the Budget projection of $40.0 million.

Significant increases are also projected for Corporation Capital Tax and natural gas revenue.




GENERAL REVENUE FUND 2002-03 FORECAST
                                                                                       Mid-Year
                                    2002-03        1st Quarter        Mid-Year          Change
                                    Budget         Projection        Projection       from Budget
                                    -------        -----------       ----------       ------------
                                                       (In Millions of Dollars)


Revenue                            $ 6,094.3         $ 6,070.0         $ 6,076.8       $ (17.5)
Less Operating Spending              5,686.3           5,743.3           5,768.0          81.7

Operating Surplus                      408.0             326.7             308.8         (99.2)
Less Interest                          633.0             633.0             633.0           0.0
Transfers from FSF                     225.0             306.4             324.3          99.3

Budget Balance                         $ 0.0             $ 0.1             $ 0.1         $ 0.1



     o Corporation Capital Tax revenue is projected to be $37.4 million above the Budget estimate, reflecting an arrangement with Husky Oil Operations Ltd. and higher oil prices.

     o Natural gas revenue is projected to be $11.2 million above the Budget estimate, reflecting higher price and drilling assumptions offset by lower production on a per well basis, resulting in lower royalty rates.

Offsetting these increases, potash revenue is projected to be $19.4 million below the Budget estimate, reflecting lower average prices.


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There are a number of other, smaller, changes to the own-source revenue outlook, primarily reflecting changes in activity levels.

Transfers from the Government of Canada are now projected to be $597.6 million below the Budget estimate.

The most significant change in Government of Canada transfers is a decrease in Equalization payments.

     o Equalization payments are projected to be $600.3 million below the Budget estimate. This will require a net repayment of $69.6 million to the federal government in 2002-03. The decline is the result of negative prior year adjustments and a reduction in current year entitlements.

OPERATING EXPENDITURE

Provincial government operating expenditure is projected to be $81.7 million higher than the Appropriation level.

Spending is projected to be above the Appropriation level in 11 of the 24 votes, with the largest increases occurring in six areas.

     o Environment is projected to be $46.9 million above the Appropriation level due mainly to higher than expected forest fire management costs and the transfer of watershed management programs to the newly formed Saskatchewan Watershed Authority.

     o Agriculture, Food and Rural Revitalization is projected to be $25.5 million above the Appropriation level, reflecting assistance to Saskatchewan livestock producers affected by drought conditions.

     o Learning is projected to be $9.6 million above the Appropriation level due mainly to costs associated with the teachers' contract settlement.

     o Health is projected to be $4.2 million above the Appropriation level, due mainly to increased expenditure on the drug plan, partially offset by savings realized by postponement of projects.

     o Industry and Resources is projected to be $3.3 million above the Appropriation level due mainly to the "Our Future is Wide Open" campaign and the Mining Royalty and Taxation Incentive Package.

     o Corrections and Public Safety is projected to be $3.2 million above the Appropriation level due mainly to inmate disruptions and higher than expected utilization of correctional facilities.

Spending is projected to be below the Appropriation level in eight of the 24 votes, with the largest reductions occurring in three areas.

     o Saskatchewan Water Corporation is projected to be $5.1 million below the Appropriation level due mainly to the transfer of watershed management programs to the newly formed Saskatchewan Watershed Authority.

     o The Centenary Fund is projected to be $5.0 million below the Appropriation level due to rescheduling of capital projects.

     o Social Services is projected to be $4.0 million below the Appropriation level due to administrative savings and lower than expected utilization of income support programs.

The remaining five votes are forecast to be unchanged from the Appropriation level.

INTEREST COSTS

Interest costs are projected to be unchanged from the Budget level of $633.0 million.


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FISCAL STABILIZATION FUND TRANSFER

The Fiscal Stabilization Fund was created in 2000-01 to stabilize the fiscal position of the Province from year-to-year and to facilitate the accomplishment of long-term objectives.

The Budget projected a $225.0 million transfer from the FSF. The current projection is for a transfer of $324.3 million.

This will reduce the balance in the FSF to $170.7 million at the end of 2002-03.

BORROWING AND DEBT

DEBT

The debt of the General Revenue Fund (GRF) consists of:

     o    Gross Debt - the amount of money owed to lenders; plus

     o Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so; less

     o Sinking Funds - the amount of money which has been set aside for the repayment of debt.

As shown below, the debt of the GRF at March 31, 2003 is currently projected to be $521.7 million more than estimated in the Budget.

SUMMARY OF DEBT AS AT MARCH 31, 2003
                                                                      Mid-Year
                           Budget       1st Quarter     Mid-Year       Change
                           Estimate     Forecast       Projection    from Budget
                                           (In Millions of Dollars)

Crown Corporation Debt    $ 3,654.4     $ 3,570.8      $ 3,652.4    $   (2.0)
Government Debt             7,739.7       7,888.7        8,263.4       523.7

Total Debt               $ 11,394.1    $ 11,459.5     $ 11,915.8     $ 521.7

The Province borrows for government and Crown corporations. Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Government debt is forecast to be $523.7 million higher than estimated in the Budget due to:

     o   Funds withdrawn by:
         Saskatchewan Crop
         Insurance Corporation             $298.7 million
         Fiscal Stabilization Fund        $  99.3 million
         Forest Fire Contingency Fund     $  34.0 million
         Other Funds                      $  19.5 million

     o $41.6 million to fund other cash requirements, including working capital; and

     o A $30.6 million increase in guaranteed debt because of the livestock drought loan program.



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


DEBT BY PURPOSE AS AT MARCH 31, 2003
                                                                                  Mid-Year
                                    Budget       1st Quarter      Mid-Year         Change
                                    Estimate      Forecast       Projection      from Budget
                                                (In Millions of Dollars)

CROWN CORPORATION DEBT

Agricultural Credit Corporation
   of Saskatchewan                   $ 28.4        $ 28.4           $ 27.7        $ (0.7)
Crown Investments Corporation
  of Saskatchewan                      40.4          40.4             34.6          (5.8)
Education Infrastructure
  Financing Corporation                85.7          52.0             52.0         (33.7)
Information Services
  Corporation of Saskatchewan          61.3          66.0             63.8           2.5
Municipal Financing
  Corporation of Saskatchewan          13.4          13.4             13.4             -
Saskatchewan Crop Insurance
  Corporation                             -             -             62.8          62.8
Saskatchewan
  Development Fund                      1.0           1.0              1.0             -
Saskatchewan Housing
  Corporation                         108.2         108.2            108.7           0.5
Saskatchewan Opportunities
  Corporation                         161.8         159.8            154.8          (7.0)
Saskatchewan Power
  Corporation                       1,834.6       1,880.0          1,911.1          76.5
Saskatchewan Property
  Management Corporation                4.8           4.8              4.8            -
Saskatchewan
  Telecommunications                  524.6         442.5            445.8         (78.8)
Saskatchewan Water
  Corporation                          49.0          50.0             46.8          (2.2)
SaskEnergy Incorporated               741.2         724.3            725.1         (16.1)

Total Crown Corporation Debt      $ 3,654.4     $ 3,570.8        $ 3,652.4        $ (2.0)

Government Debt                     7,739.7       7,888.7          8,263.4         523.7

Total Debt                        $11,394.1     $11,459.5        $11,915.8       $ 521.7



BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province's 2002-03 borrowing requirements are projected to be $946.1 million, $439.0 million higher than estimated in the Budget due to increased requirements for general government purposes ($490.8 million), partially offset by a $51.8 million decrease in borrowing for Crown corporations.

The increase in general government purpose requirements is primarily due to a $451.5 million decrease in funds held on deposit and a $39.3 million decrease in other cash sources, primarily working capital.

To date, about one-half of the 2002-03 projected borrowing requirements have been raised through the sale of debentures and by the sale of Saskatchewan Savings Bonds to residents of the Province.





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2002-03 UPDATE ON KEY BUDGET COMMITMENTS

Enhancing the economy to generate jobs and opportunities. Delivering social programs to benefit those most vulnerable in our society. Providing better education and learning institutions to give our students the skills and certification they need to establish good careers. Improving the overall quality of life for Saskatchewan people. These are commendable goals, which the Government of Saskatchewan aspires to.

Accountability is a top priority for government - not only as a means to report back to the people of Saskatchewan on the amount of money spent, but also on how it was spent. How is the Government doing on meeting its commitments, and addressing the priorities it has identified?

The following pages reveal that six months into the fiscal year, Government is on track to meet key commitments announced in the 2002-03 Budget, focusing on four key areas:

     o    Investment in Infrastructure
     o    Healthy and Self-reliant Families
     o    Provision of Quality Education
     o    Investment in the Economy and the Environment

Progress is reported for the period April 1 - September 30, 2002, unless otherwise indicated.

INVESTMENT IN INFRASTRUCTURE

HIGHWAYS AND BRIDGES

     o Completed over 665 km of highway construction, including 325 km of pavement resurfacing and upgrading 138 km of thin membrane surface
          (TMS)(*) highways.

     o On track to complete twinning on Highway One west to the Alberta border by the fall of 2004; 24 km of newly twinned highway was officially opened to motorists on November 13.

     o On track to invest $34 million to operate, preserve and improve highways and airports in Northern Saskatchewan - major projects completed to date include:

          o    Graded 14.5 km of Highway 123 southwest of Saskatchewan River.
          o    Graded 15 km of Highway 135 north of Jan Lake.
          o    Surfaced or strengthened 13 km of Highway 155.

     o On track to meet three-year commitment to invest $900 million in highways and transportation - 2001-02 actual expenditures plus 2002-03 budget commitment total $602.2 million.

_______________
     * Thin Membrane Surface (TMS) - a type of highway primarily built in the 1960s and 70s with only a very thin surfacing material applied to basically provide a dust-free and mud-free surface for travelers in rural Saskatchewan on a year round basis. TMS highways were never designed or intended to carry the type or amount of truck traffic they endure today, in large part due to the change in transport of grain from rail to road. In today's environment of changing truck traffic patterns, many of these highways have become obsolete.

     o Completed the second bridge over the North Saskatchewan River and associated roadways at the Battlefords, as well as 3.5 km of twinning west of Battleford.

     o Completed extensive repairs on 55 bridges and strengthening on an additional 17.

     o The Province is committed to upgrading thin membrane surface (TMS) links to support regional highway corridor development. Five strategic corridors, such as Highway 13 between the Manitoba border and Weyburn, are now at a pavement standard.

The map in the back pocket of this report identifies all highway improvement projects greater than $100,000 for the period April 1, 2001 to October 22, 2002.

EDUCATION

     o On track to meet commitment to increase infrastructure funding available for school boards by more than 50 per cent. As of October 17, $31.9 million of the Education Infrastructure Financing Corporation (EIFC) funding has been committed for the provincial portion of K-12 school capital, including:

          - $6.3 million to school divisions for emergency repairs and capital projects that cost less than $500,000.

          - $25.6 million to school divisions for approved capital projects (renovations and new construction) including $1.9 million for an addition to Hillcrest Elementary in Estevan, $2.1 million for a new elementary school in Estevan, $3.2 million for a new high school in Yorkton, $1.1 million for an addition in Frontier, $1.6 million for a new school in Cabri, $1.7 million to renovate Kindersley Composite, $9.4 million for an addition to St. Mary High School in Prince Albert and $1.65 million for an addition to Westview School in Prince Albert.

     o On track to meet commitment to allow universities, Saskatchewan Institute of Applied Science and Technology (SIAST) and Regional Colleges to access over 60 per cent more capital funding than last year. As of September 30, $49.2 million of the EIFC funding has been committed, including:

          - $7.2 million in block funding for furniture, equipment and machinery renewal ($1.5 million to SIAST; $2.4 million to the University of Regina; and $3.3 million to the University of Saskatchewan).

          - $9.8 million in block funding for capital maintenance projects or projects to upgrade the utility of facilities ($300,000 to the North West Regional College, North Battleford; $200,000 to the Prairie West Regional College; $3.1 million to the University of Regina and $6.2 million to the University of Saskatchewan).

          - $2.5 million to assess program and faculty requirements for classrooms, laboratory and support space, and planning for future potential projects.

          - $9.4 million for previously approved capital projects ($6.8 million for the Thorvaldson and Kinesiology Buildings and $2.6 million for the College Building at the University of Saskatchewan).

          - $20.3 million for new major capital projects ($15 million to repair, renovate and expand the Sports Complex at the University of Regina; $2.5 million for upgrades and improvements to the former Saskatchewan Research Council's Research Annex; $1.8 million for a new North West Regional College Campus in Meadow Lake; and $1 million for asbestos management and abatement at the University of Saskatchewan).

INFORMATION TECHNOLOGY

     o Added 77 communities to CommunityNet(*) for a total of 333 communities to date; the remaining 24 communities will be connected by the end of the year.

     o Connected an additional 275 schools, health facilities and government offices to SaskTel High Speed Internet:

          - An additional 140 schools, bringing the provincial total to 670 (includes 85 First Nations schools that were connected in 2001-02).

          - An additional 80 health facilities, bringing the provincial total to 200.

          - An additional 55 government offices, bringing the provincial total to 135.

     Over the remainder of the year, we will connect another 25 government offices, 115 educational sites and 38 health sites, for a total of 453 sites added in 2002-03.

     o Connected homes and businesses in an additional 40 communities to SaskTel High Speed Internet for a total of 86 communities to date; over the next year and a half, we will reach 237 communities in total.

     o Launched a Campus Saskatchewan website that provides information about the courses available in alternative formats and links to sites (e.g., services available in various communities; faculty resources; registration information at post-secondary institutions).

     o The two universities and SIAST are currently offering 61 on-line courses for the 2002-03 academic year, with over 100 more under development. Regional Colleges are implementing eight pilot projects in rural and Northern Saskatchewan to offer services (e.g., access to computers and the Internet and technical support) to students taking on-line courses.

HEALTH CARE

     o Capital improvements for health facilities totaling $20 million are underway, including regional care centre replacement in Weyburn and Melfort, long-term care additions to Assiniboia and Yorkton, dialysis expansion in Estevan and facility planning at Ile-a-la-Crosse, Humboldt and Moosomin.

MUNICIPAL

     o Supported municipal infrastructure needs through the Canada-Saskatchewan Infrastructure Program (CSIP). For 2002-03, 142 infrastructure projects have been approved through the CSIP, including:

          -    86 water supply/treatment projects
          -    29 waste water treatment/disposal projects
          -    5 solid waste management projects
          -    2 energy efficiency projects
          -    19 local transportation projects
          -    1 strategic high speed internet project

_______________
     * The CommunityNet infrastructure has allowed for the expansion of high speed Internet services to additional communities more quickly than originally planned. See map in the back pocket of this report, which identifies all communities that have been connected to CommunityNet as at September 30, 2002 and the additional communities that will be receiving CommunityNet connections by December 31, 2002.

HEALTHY AND SELF-RELIANT FAMILIES

COMMUNITIES

     o    Hired 26 new police officers by November 1 (14 municipal and 12
          RCMP).

     o    Distributed a $10 million increase in municipal revenue sharing:
          $4.9 million to urban municipalities, $4.3 million to rural municipalities and $800,000 to northern municipalities. Distribution strategies were developed with the Saskatchewan Urban Municipalities Association (SUMA), the Saskatchewan Association of Rural Municipalities (SARM) and the Northern Revenue Sharing Trust Account Management Board and resulted in all communities with a permanent population receiving a grant increase. Under the revenue sharing program, over $34.9 million was provided to 832 urban, rural and northern municipalities and 159 organized hamlets.

     o Released a comprehensive Safe Drinking Water Strategy in April 2002, in response to the Report on the Commission of Inquiry into Public Drinking Water in North Battleford. Key accomplishments include:

          - Amended The Environmental Management and Protection Act to expand compliance and enforcement for drinking water and wastewater management.

          - Consolidated all watershed management functions into a newly established entity - the Saskatchewan Watershed Authority - as of October 1.

          - Established a new Drinking Water Quality Section within Saskatchewan Environment, responsible for monitoring and enforcement of drinking water and wastewater legislation.

          - Approximately 700 exams have been written that support the certification of operators at water and wastewater work facilities (multiple exams must be written to gain certification).

          -    Conducted over 575 inspections of regulated water systems.

          - Developed a training protocol for staff inspecting waterworks - 15 staff in Saskatchewan Environment have received training in waterworks inspection and enforcement.

          - Completed 23 preliminary drinking water system assessments to identify required capital and operating changes.

          - Provided financing of $1.35 million (as of November 4) through the Municipal Financing Corporation to upgrade six waterworks or related infrastructure. Upgrades are occurring in Martensville, Watrous, Kincaid, Elbow, Riverhurst and Saskatchewan Beach.

          - Approved 86 water supply/treatment projects and 29 wastewater treatment/disposal projects under the Canada-Saskatchewan Infrastructure Program at a total cost of $23.5 million (some of the approved projects span multiple years). As of October 22, there have been 19 projects completed at a cost of $161,764.

KIDS FIRST

     o Expanded implementation of Kids First (early childhood development for vulnerable children) is taking place this year. As of September 30:

          - In-hospital screening of all newborns to identify families at risk was in place in all nine targeted communities (Regina, Nipawin, Saskatoon, Yorkton, Moose Jaw, North Battleford, Meadow Lake, Prince Albert, the North [all off-reserve communities from La Ronge northward]) by June 3; approximately 80 per cent of the births in the province are now being screened.

          - All nine targeted communities began home visiting services by August to connect families to appropriate community support services. At September 30, the total caseload was 217 families (42 prenatal and 175 postnatal).

          - Five of the nine targeted communities have expanded existing early learning programs, resulting in the development of 55 early learning spots.

          - Mental health and addictions services are in place in six communities.

          - Seven of the nine targeted communities created 72 child care spaces.

          - Community developers were hired in nine non-targeted areas across the province, to ensure that families in need get connected to resources in their communities. The remaining non-targeted community will fulfill the functions of the position without hiring a community developer.

INDIVIDUALS AND FAMILIES

     o Signed the $45 million Canada-Saskatchewan Centenary Affordable Housing Agreement in June. This federal/provincial/municipal agreement will lead to the development of up to 1,500 affordable housing units for Saskatchewan residents over a five-year period. 140 new units have been constructed to date.

     o On track to complete the final stage of personal tax reform; the following changes will come into effect on January 1, 2003:

          - Further reductions to the three income tax rates will occur (the lower tax rate will be reduced from 11.25% to 11.0%, the middle tax rate will be reduced from 13.25% to 13.0% and the top tax rate will be reduced from 15.5% to 15.0%).

          - Income tax brackets will be expanded. Income eligible to be taxed at the lowest tax rate will increase from $30,000 to $35,000. Saskatchewan's middle income tax bracket will expand to include income between $35,000 and $100,000, and the top tax bracket will apply to income in excess of $100,000.

          -    The child tax credit will be increased by $500 to $2,500.

          - The senior supplement tax credit will be increased by $250 to $1,000.

     o On track to complete full indexation of the income tax system beginning in 2004.

     o So far, Government's tax reform plan has reduced the provincial income taxes of an average Saskatchewan family (two income family earning $50,000) by over $850, compared to income taxes paid in 1999, before tax reform. The final year of tax reform's implementation period will provide a further $180 in income tax savings to this family, bringing their total income tax reduction to over $1,000.

     o Provided $500,000 in new funding to assist people with disabilities currently receiving social assistance to enter the workforce, through such supports as job development, job coaching and work site accommodation. Currently, 45 participants are receiving employment support services and it is expected that 66 per cent will be successful in securing employment placements.

     o Opened 85 new child care spaces in five different centres in Regina and Saskatoon; another five new centres (North Battleford, Cando, Pinehouse, La Loche and Cumberland House) have been approved to develop a further 65 spaces and are scheduled to open this winter.

     o Increased the usage of the Saskatchewan Employment Supplement - a monthly payment that assists low-income parents with the child-related costs of going to work - by an average of 830 cases per month in the first six months of 2002, compared to the first six months of 2001.

     o Provided an additional $500,000 to support transportation services for Saskatchewan residents who live with disabilities; funding was provided to 13 cities and 65 towns.

     o JobsFirst, a program to connect job-ready individuals with the labour market, is now available in 25 communities. Of the over 400 people referred to JobsFirst each month, about 30 per cent secure employment and a further 60 per cent pursue options other than social assistance.

     o 927 unemployed people have acquired training through the JobStart/Future Skills Workbased Training for the Unemployed program.

     o Decreased the average number of people in households receiving Saskatchewan Assistance Plan benefits by 5,083 or 8.7 per cent, and decreased the number of households by 2,586, or 8.1 per cent (in the first six months of 2002, compared to the first six months of 2001).

HEALTH

     o Proclaimed The Regional Health Services Act and created 12 Regional Health Authorities effective August 1, 2002, replacing the former 32 health districts and fulfilling a key promise in The Action Plan for Health.

     o Passed legislation to enable creation of a Health Quality Council; the legislation will be proclaimed and the Council will be operational by the end of the fiscal year.

     o Began implementation of a series of initiatives to retain and recruit health professionals:

          - 38 students are registered in the Northern Health Access Program at the Saskatchewan Indian Federated College (SIFC) in Prince Albert to prepare students for education in health disciplines.

          - 35 northern/Aboriginal students are registered at SIFC in Prince Albert in classes that can be transferred to the Nursing Education Program of Saskatchewan (NEPS).

          - Funding of $1.1 million to maintain the additional five seats at the College of Medicine in the second year of the program, and increase capacity in the fourth year of NEPS at the College of Nursing by 80 seats.

          - As of November 8, 2002, 218 out of 220 new bursaries have been awarded: 25 for Licensed Practical Nurses, 130 for Registered Nurses, 10 for Primary Care Nurse Practitioners, and 53 for allied health professions such as physical therapists, respiratory therapists and others. In addition, 14 bursaries have been awarded for undergraduate medical students and physician re-entry to practice. Together, almost $2.7 million in bursaries supporting retention and recruitment of health professionals have been awarded so far this fiscal year. Additional Physician bursaries will be provided before the end of the fiscal year, bringing the total to more than $3 million.

          - Eight seats were added to the Pharmacy Technician program at SIAST and four seats were added (for Saskatchewan students) to the Respiratory Therapy program at the Southern Alberta Institute of Technology.

          -    By the end of the fiscal year, Emergency Medical Technician
               (EMT) training will have been arranged for 80 Emergency Medical Responders. To date, eight students have received bursaries to attend as full-time students in the EMT training program.

     o Began implementation of a series of initiatives designed to improve access to primary health care services across Saskatchewan, including:

          - Started development work on a 24 hour toll-free telephone line offering immediate access to health advice; this service will be operational by June 2003.

          - Announced an Individualized Funding option of the home care program that will allow people living with disabilities to plan, control and manage their own supportive care services; as of October 1, three people are using this program and the remaining health regions are finalizing their program guidelines. Individualized funding will be available in all health regions by the end of the fiscal year.

          - Revised the Personal Care Home regulations to remove the 40 bed restriction in personal care homes and to improve standards.

          - All regional health authorities are now working on primary health care network plans. Primary health care networks ensure that the skills and knowledge of health providers are used to the fullest possible extent. Primary health care networks will offer a full range of primary health services, including: primary medical care; emergency medical services; mental health; addictions counseling; public health; special care homes; respite care and adult day care; home care; laboratory and x-ray services; support for informal caregivers, and therapy services.

          - Sun Country Regional Health Authority #1 recently announced the launch of a primary health services site at the Estevan Medical Clinic. This is the first site established under The Action Plan for Health and the first to offer family medicine, and a range of specialized services. Seven physicians will practice at the clinic. The Region is in the process of hiring a primary care nurse practitioner and working with the physicians to formally link them with the health services offered through the region.

     o Continued efforts to improve management of waiting times for surgery:

          - The Saskatchewan Surgical Care Network (SSCN), a collaborative effort of physicians, managers, government and regulatory bodies, was launched in March 2002 to implement initiatives to improve the management of wait times for surgery. The SSCN is working with surgical specialists to develop a clinical priorization tool for patients waiting for surgery. Target waiting times for 12 surgical specialty areas are being developed. Work continues with the regional health authorities on streamlining their operating room booking and scheduling process.

          - A surgical waitlist website to provide information to the public on waitlists is being developed and will be launched in this fiscal year.

     o Increased funding to regional centres for medical equipment by $2.5 million, including laboratory, diagnostic imaging and medical/surgical equipment. A further $7.5 million will be allocated to the Regina and Saskatoon regional health authorities and the Saskatchewan Cancer Foundation.

     o    Allocated $5.3 million in health research funding, including:

          - $1.3 million to the Neuropsychiatric Research Unit at the College of Medicine.

          -    $563,000 to the Saskatchewan Cancer Agency.

          - $250,000 to the Institute for Agricultural, Rural and Environmental Health.

          - $3.2 million to Health Services Utilization and Research Commission (HSURC), including $400,000 to the Canadian Institutes of Health Research-Regional Partnership Program and $250,000 to the Saskatchewan Population Health and Evaluation Research Unit (SPHERU). HSURC's Board allocates peer-review health research grants.

          - Allocated $100,000 of Saskatchewan Health's incremental $2 million health research funding to the Canadian Centre for Analysis of Regionalization and Health.

          - Legislation to create the Saskatchewan Health Research Foundation (SHRF) has been passed. The SHRF, which will be established later this year, will be responsible for allocating most of the Province's health research funding and assisting the Province in the development of a Health Research Strategy.

     o On target to provide an additional $1.5 million for health research through the Innovation and Science Fund.

     o    Overall, funding on health research has increased by 67 per cent.

PROVISION OF QUALITY EDUCATION

     o Met commitment to increase operational funding for K-12 education, universities, SIAST and Regional Colleges by 2.3 per cent. In addition, $9.2 million will be provided to the K-12 system in 2002-03 to fund the new collective agreement with teachers.

     o Established five new community schools(*) (for a complete list of community schools established in 2001-02 and 2002-03, please refer to Appendix 7).

     o 23 on-line high school courses are being offered by school divisions this school year. In addition, the Correspondence School has:

          - nine televised courses available, eight of which are currently being delivered (nine courses are developed/available for offer; however, the decision to offer the courses, from the available array, is made by the school divisions).

          -    12 on-line courses.

          -    70 traditional correspondence courses.

     o Established six new pre-kindergarten programs in schools located in Cando, Canwood, Moose Jaw, Green Lake, Yorkton and St. Louis, bringing the total number of schools with pre-kindergarten programs to 85. Over 1,300 preschool children are supported through this program.

_______________
     * The Saskatchewan Community Schools Program provides additional resources and supports to high-needs students (and their families) impacted by complex socio-economic factors. Community Schools provide a high quality responsive learning program, as well as learning opportunities for pre-schoolers, adults and seniors in an environment that is culturally affirming, safe and caring. Family and community participation in education is fundamental to an effective Community School that fosters shared decision-making, leadership and empowerment. Community Schools are a hub for community activities and organizations and through collaborative processes foster the development and well-being of the entire community.

INVESTMENT IN THE
ECONOMY AND THE ENVIRONMENT

AGRICULTURE

     o Increased funding for crop insurance by $14 million. Insured acreage rose to 30.7 million acres in 2002 compared to approximately 26 million acres a year earlier. Insured liability increased from $2.05 billion in 2001 to $2.47 billion in 2002. The average coverage level increased from approximately 68 per cent of the projected value of the crop (farmers can insure 50 per cent, 60 per cent, 70 per cent or 80 per cent) to 74 per cent. As of November 5, approximately $326 million in crop insurance indemnity has been issued to producers. Approximately $32.7 million (net of premiums owing) has been made in Crop Insurance advance payments. Crop Insurance has received 77,711 claims (includes pre and post harvest, establishment claims, water fowl and big game); of this total, 52,383 claims have been adjusted so far.

     o Paid $1.7 million to 4,671 applicants under the Conservation Cover Program as of November 6. Approximately 1,700 additional applications remained to be processed, along with the final payments for all producers.

     o Launched the Family Farm Opportunities Initiative in mid-April. The purpose of this program is to help farm families expand and/or diversify the existing family farm, enhance family income through off-farm employment, or pursue non-farm interests and create new opportunities. Since its introduction, the program has had contact from 720 farm families and currently has 523 active clients. As of October 29, $504,000 in grants had been approved and $117,000 had been paid.

     o In July, the Province announced a number of initiatives to address problems caused by the drought. As of November 8, the following support has been provided:

          - Paid $4.5 million to 2,783 producers under the Herd Retention Program; approximately 1,150 additional applications are being processed.

          - Disbursed $4.8 million in loans to 933 producers under the Livestock Drought Loan Program.

          - Disbursed approximately $32.7 million (net of premiums owing) in crop insurance advance payments.

TAXATION AND OTHER INCENTIVES

     o A grant equivalent to the Fuel Tax of 15 cents per litre will be provided for Saskatchewan produced ethanol used in ethanol-blended gasoline distributed in Saskatchewan. The Ethanol Fuel Act was proclaimed in July 2002 and the associated regulations were passed in October. The regulations mandate July 1, 2004, as the start date for ethanol being blended in Saskatchewan's gasoline fuels.

     o Amended The Corporation Capital Tax Act, effective January 1, 2002, to increase the Corporation Capital Tax exemption from $10 million to as much as $15 million, depending upon the extent of a company's business presence in Saskatchewan.

     o Amended The Income Tax Act, 2002 to improve access to the Scientific Research and Experimental Development Tax Credit by extending the carry-forward provision from seven to 10 years.

     o Amended The Income Tax Act, 2002 to expand the definition of manufacturing and processing to include electrical production to encourage green power development in the province.

     o Simplified tax compliance for small business by doubling sales tax filing and remittance thresholds effective July 1; regulations are in the process of being retroactively amended.

     o Passed regulations, effective for the 2001 taxation year, relating to the Farm and Small Business Capital Gains Tax Credit; this credit reduces the provincial income tax rate on capital gains resulting from the disposition of qualifying farm property and small business shares.

     o In July, the Province announced plans for the construction of a new building in Prince Albert for the Saskatchewan Forest Centre (SFC). The SFC began operating in September 2001 and is charged with acquiring, creating and disseminating forest-related knowledge and ensuring that the forestry industry has access to the best market research, new technologies and growth opportunities from across Canada and around the world.

     o In September, the Province announced major incentives to stimulate mineral exploration in Saskatchewan, including a six-year prospector and exploration incentive program, an enhanced geoscience funding program, fuel tax rebates for exploration and remote power generation, intent to develop a diamond royalty structure, and a 10-year royalty holiday for new precious and base metal mines in the province.

     o In October, the province announced major royalty and taxation changes to stimulate increased oil and gas exploration and development in Saskatchewan. The primary changes include a reduction in the Corporation Capital Tax Surcharge and the introduction of a lower royalty and freehold production tax structure for new activity. These changes were made effective October 1, and only apply to the production from oil and gas wells drilled and waterflood or enhanced oil recovery projects implemented on or after the effective date.

     o The Minister of Saskatchewan Northern Affairs, the Interim Northern Development Board and the federal government signed the Northern Development Accord and the $20 million Canada-Saskatchewan Northern Development Agreement on October 17. The $20 million five-year agreement is the first initiative funded under the Accord. It will provide opportunities for northerners to improve regional economic infrastructure, employment prospects through training and practical skill experience, educational and business expertise, research and industry innovation, and business investment in the North.




FINANCIAL TABLES

2002-03 MID-YEAR FINANCIAL REPORT
PROVINCE OF SASKATCHEWAN
GENERAL REVENUE FUND
STATEMENT OF REVENUE, EXPENDITURE AND SURPLUS

                                                                                         Mid-Year
                                    2002-03       1st Quarter         Mid-Year            Change
                                     Budget       Projection         Projection         from Budget
                                   --------       -----------        ----------         -----------
                                                          (In Millions of Dollars)
Revenue                           $  6,094.3      $  6,070.0         $ 6,076.8          $   (17.5)
Less Operating Spending              5,686.3         5,743.3           5,768.0               81.7

Operating Surplus                      408.0           326.7             308.8              (99.2)
Less Interest                          633.0           633.0             633.0                0.0
Transfers from FSF                     225.0           306.4             324.3               99.3

Budget Balance                         $ 0.0           $ 0.1             $ 0.1          $     0.1









2002-03 MID-YEAR FINANCIAL REPORT
PROVINCE OF SASKATCHEWAN
GENERAL REVENUE FUND
STATEMENT OF REVENUE

                                                                                         Mid-Year
                                    Budget        1st Quarter         Mid-Year            Change
                                   Estimate       Projection         Projection         from Budget
                                   --------       -----------        ----------         -----------
                                                           (In Thousands of Dollars)

Corporation Capital               $    340,200      $  340,200       $   377,600        $  37,400
Corporation Income                     118,500         118,500           119,400              900
Fuel                                   357,700         357,700           357,500             (200)
Individual Income                    1,165,500       1,165,500         1,401,600          236,100
Sales                                  826,900         821,900           830,000            3,100
Tobacco                                182,500         177,500           177,500           (5,000)
Other                                   66,200          72,100            72,100            5,900

Taxes                             $  3,057,500    $  3,053,400       $ 3,335,700        $ 278,200


Natural Gas                       $     87,000    $    113,200       $    98,200        $  11,200
Oil                                    383,000         547,000           681,000          298,000
Potash                                 202,600         183,200           183,200          (19,400)
Other                                   38,200          40,600            40,600            2,400

Non-Renewable Resources           $    710,800    $    884,000       $ 1,003,000        $ 292,200


Crown Investments
  Corporation of Saskatchewan     $    300,000    $    300,000       $   300,000        $       0
Saskatchewan Liquor
  and Gaming Authority                 332,000         330,000           333,500            1,500
Other Enterprises and Funds             73,600          73,600            73,100             (500)

Transfers from Crown Entities     $    705,600    $    703,600       $   706,600        $   1,000


Fines, Forfeits and Penalties     $     13,700    $     13,700       $    13,700        $       0
Interest, Premium, Discount
  and Exchange                          43,000          43,000            44,800            1,800
Motor Vehicle Fees                     116,900         116,900           119,000            2,100
Other Licences and Permits              41,800          41,800            41,400             (400)
Sales, Services and
  Service Fees                          68,300          68,900            69,600            1,300
Transfers from
  Other Governments                     14,100          14,100            17,300            3,200
Other                                   21,200          16,200            21,900              700

Other Revenue                     $    319,000    $    314,600       $   327,700        $   8,700


Own-Source Revenue                $  4,792,900    $  4,955,600       $ 5,373,000        $ 580,100


Canada Health and
  Social Transfer                 $    638,300    $    638,300       $   638,300        $       0
Equalization Payments                  530,700         341,700           (69,600)        (600,300)
Other                                  132,400         134,400           135,100            2,700

Transfers from the
Government of Canada              $  1,301,400    $  1,114,400       $   703,800        $(597,600)

Revenue                           $  6,094,300    $  6,070,000       $ 6,076,800        $ (17,500)




2002-03 MID-YEAR FINANCIAL REPORT
PROVINCE OF SASKATCHEWAN
GENERAL REVENUE FUND
STATEMENT OF EXPENDITURE

                                                                                           Mid-Year
                                     2002-03         1st Quarter       Mid-Year           Change from
                                    Appropriation*   Projection       Projection         Appropriation
                                    --------------   ----------       ----------         --------------
                                                          (In Thousands of Dollars)
EXECUTIVE BRANCH OF GOVERNMENT
Agriculture, Food and
  Rural Revitalization             $ 291,665         $ 317,065         $ 317,192         $ 25,527
Centenary Fund                        29,500            29,500            24,500          (5,000)
Corrections and Public Safety        108,543           108,543           111,736            3,193
Culture, Youth and Recreation         42,888            42,888            42,358            (530)
Environment                          130,876           144,916           177,766           46,890
Executive Council                      7,436             7,436             7,211            (225)
Finance                               38,572            38,572            38,048            (524)
- Public Service
  Pensions and Benefits              188,713           188,713           188,713                0
Government Relations
  and Aboriginal Affairs             173,600           175,074           175,396            1,796
Health                             2,342,416         2,356,716         2,346,617            4,201
Highways and Transportation          292,900           292,900           292,900                0
Industry and Resources                87,107            87,107            90,390            3,283
Justice                              184,206           184,206           185,601            1,395
Labour                                13,834            13,834            13,817             (17)
Learning                             969,176           972,166           978,775            9,599
- Teachers' Pensions
  and Benefits                       105,398           105,398           106,306              908
Public Service Commission              8,614             8,614             8,554             (60)
Saskatchewan Property
  Management Corporation              21,613            21,613            21,833              220
Saskatchewan
  Water Corporation                    7,747             7,747             2,650          (5,097)
Social Services                      614,314           613,014           610,364          (3,950)

Legislative Branch
  of Government
Chief Electoral Officer                  811               961               961              150
Conflict of Interest
  Commissioner                           122               122               122                0
Information and
  Privacy Commissioner                   105               105               136               31
Legislative Assembly                  17,721            17,721            17,721                0
Ombudsman and
  Children's Advocate                  2,651             2,651             2,651                0
Provincial Auditor                     5,727             5,727             5,727                0

Operating Expenditure            $ 5,686,255       $ 5,743,309       $ 5,768,045         $ 81,790

Servicing the Public Debt            633,000           633,000           633,000                0

Expenditure                      $ 6,319,255       $ 6,376,309       $ 6,401,045         $ 81,790




     * The amounts in The Appropriation Act, 2002 (No. 4) differed from the 2002-03 Estimates for Health and Highways and Transportation. The Appropriation Act, 2002 (No. 4) reduced the Estimate for Highways and Transportation by $7.4 million and increased the Estimate for Health by $7.4 million.



2002-03 MID-YEAR FINANCIAL REPORT
PROVINCE OF SASKATCHEWAN
GENERAL REVENUE FUND
STATEMENT OF BORROWING REQUIREMENTS

                                                                                          Mid-Year
                                     Budget         1st Quarter         Mid-Year           Change
                                    Estimate         Forecast          Projection        from Budget
                                    --------        -----------        ----------        -----------
                                                          (In Thousands of Dollars)

BORROWING FOR CROWN CORPORATIONS
Agricultural Credit Corporation
  of Saskatchewan                  $    9,434          $ 9,434           $ 8,800       $     (634)
Education Infrastructure
  Financing Corporation                89,200           52,000            52,000          (37,200)
Information Services
  Corporation of Saskatchewan           7,000           11,664             9,414            2,414
Municipal Financing
  Corporation of Saskatchewan           4,000            4,000             4,000                -
Saskatchewan Crop
  Insurance Corporation                     -                -            62,842           62,842
Saskatchewan
  Housing Corporation                  27,500           27,500            28,000              500
Saskatchewan Opportunities
  Corporation                          20,000           20,000            20,000                -
Saskatchewan Telecommunications
  Holding Corporation                  94,600           18,800            16,800          (77,800)
Saskatchewan
  Water Corporation                    10,800            9,072             8,900           (1,900)

Borrowing for
  Crown Corporations               $  262,534        $ 152,470         $ 210,756       $  (51,778)

Borrowing for Government              244,505          399,270           735,323          490,818

Total Borrowing Requirements       $  507,039        $ 551,740         $ 946,079       $  439,040





2002-03 MID-YEAR FINANCIAL REPORT
PROVINCE OF SASKATCHEWAN
GENERAL REVENUE FUND
STATEMENT OF DEBT
AS AT MARCH 31



                                                                                          Mid-Year
                                     Budget         1st Quarter         Mid-Year           Change
                                    Estimate         Forecast          Projection        from Budget
                                    --------        -----------        ----------        -----------
                                                          (In Thousands of Dollars)

GROSS DEBT
CROWN CORPORATION DEBT
Agricultural Credit Corporation
  of Saskatchewan               $     28,351      $     28,351      $     27,717        $   (634)
Crown Investments Corporation
  of Saskatchewan                     40,419            40,419            39,805            (614)
Education Infrastructure
  Financing Corporation               85,749            52,000            52,000         (33,749)
Information Services
  Corporation of Saskatchewan         61,336            66,000            63,750            2,414
Municipal Financing
  Corporation of Saskatchewan         13,391            13,391            13,391                -
Saskatchewan Crop
  Insurance Corporation                    -                 -            62,842           62,842
Saskatchewan
  Housing Corporation                110,504           110,504           111,004              500
Saskatchewan Opportunities
  Corporation                        165,701           163,699           158,601          (7,100)
Saskatchewan
  Power Corporation                1,928,964         1,973,619         2,007,664           78,700
Saskatchewan Property
  Management Corporation               5,500             5,500             5,500                -
Saskatchewan Telecommunications
  Holding Corporation                558,062           476,762           480,262         (77,800)
Saskatchewan
  Water Corporation                   52,373            50,645            50,473          (1,900)
SaskEnergy Incorporated              762,186           745,686           746,186         (16,000)

Crown Corporation Debt          $  3,812,536      $  3,726,576      $  3,819,195        $   6,659
Government Debt                    8,267,070         8,376,460         8,750,860          483,790

Gross Debt                      $ 12,079,606      $ 12,103,036      $ 12,570,055        $ 490,449

Guaranteed Debt
Crown Corporations              $     30,073          $ 27,938          $ 31,071        $     998
Other                                176,182           203,077           212,536           36,354

Guaranteed Debt                 $    206,255      $    231,015         $ 243,607        $  37,352

Equity in Sinking Funds
Crown Corporations              $    188,174      $    183,723         $ 197,817        $   9,643
Government                           703,558           690,803           700,038          (3,520)

Equity in Sinking Funds         $    891,732      $    874,526         $ 897,855        $   6,123

Total Debt                      $ 11,394,129      $ 11,459,525      $ 11,915,807        $ 521,678

Crown Corporation Debt          $  3,654,435      $  3,570,791       $ 3,652,449        $ (1,986)
Government Debt                    7,739,694         7,888,734         8,263,358          523,664

Total Debt                      $ 11,394,129      $ 11,459,525      $ 11,915,807        $ 521,678



APPENDICES

APPENDIX 1
EQUALIZATION

While the concept of equalization has been part of Canada's fiscal system since Confederation, the program was formally introduced in 1957 and the principle of equalization was enshrined in the Constitution Act, 1982 as a federal responsibility.

The Equalization program measures how well provinces can raise revenues relative to one another. This is accomplished through a complex formula that measures each province's per capita fiscal capacity based on 33 separate revenue sources. Provinces with an above-average revenue raising capacity (i.e., those above the standard) are designated "have" provinces - currently Alberta and Ontario - while those with a lower-than-average revenue raising capacity are designated "have not" provinces - currently the eight remaining provinces, including Saskatchewan. The "have not" provinces are entitled to receive Equalization payments from the federal government.


2002-03 PER CAPITA FISCAL CAPACITIES

PROVINCE                       PER CAPITA FISCAL CAPACITY ($)     STANDARD
NF                             3948                               6000
PEI                            4094                               6000
NS                             4529                               6000
NB                             4311                               6000
PQ                             5236                               6000
ON                             6415                               6000
MB                             4857                               6000
SK                             5543                               6000
AB                             8559                               6000
BC                             5745                               6000


            (Source: October 2002 federal estimates for 2002-03)


The "have not" provinces receive differing Equalization payments depending on the strength of their economy and ability to raise revenue (i.e., fiscal capacity) relative to that of the five provinces in the standard - British Columbia, Manitoba, Saskatchewan, Quebec and Ontario. Historically, Saskatchewan received the lowest per capita Equalization of the receiving provinces, although British Columbia recently became a "have not" province, receiving less per capita than Saskatchewan. Saskatchewan's Equalization entitlements have varied significantly over the years. The following graph provides an illustration of the volatility of Saskatchewan's Equalization entitlements over a 10-year period. These entitlements differ from annual Equalization receipts due to prior-year adjustments and the impact of the floor and ceiling provisions (the floor provision limits a province's year-over-year decline in entitlements and the ceiling provision limits the growth in total entitlements paid by the federal government).


SASKATCHEWAN'S EQUALIZATION ENTITLEMENTS

YEAR                    MILLIONS OF DOLLARS
1992-93                 490.5
1993-94                 486.2
1994-95                 308.5
1995-96                 264
1996-97                 95.21
1997-98                 195.6
1998-99                 476.8
1999-00                 315.2
2000-01                 73.17
2001-02                 300.4
2002-03                 324.6


          (Source:  Based on latest federal estimates for each year)

2002-03 EQUALIZATION RECEIPTS

             Budget           1st Quarter     Mid-Year          Mid-Year Change
             Estimate           Update         Report             since Budget

           $530.7 million    $341.7 million   ($69.6 million)   ($600.3 million)

The Mid-Year forecast is $600.3 million lower than the Budget Estimate. The significant decline is primarily the result of two factors.

     o Mining data - the federal government recently updated data in the mining tax base. Updated data, specifically mining profits for all provinces, is resulting in a $298 million decline in Saskatchewan's entitlements, including the current year and prior years. (See Appendix 2 for additional details.)

     o Oil and natural gas revenues - Saskatchewan's 2002-03 oil and natural gas revenues are $309 million higher than the Budget Estimate. As a direct result, Saskatchewan's Equalization entitlement is declining by $235 million from the Budget Estimate.

Various other revenue and economic data updates account for the balance of the decline ($67 million from the Budget Estimate). The most significant impacts relate to the increase in Saskatchewan's non-renewable resource revenues that occurred in the final months of 2001-02, revisions to Alberta's non-renewable resource revenues and stronger growth in Saskatchewan's Personal Income Tax, partly offset by stronger growth in other tax bases in the standard provinces.

Although a province's entitlement cannot go below $0, Saskatchewan is expected to repay more in prior-year adjustments (largely due to the update in the mining tax base) than it will receive in current-year entitlements. This translates into a negative revenue projection for 2002-03.

APPENDIX 2
FEDERAL REVISION TO THE EQUALIZATION MINING TAX BASE

BACKGROUND
Prior to the last renewal of the Equalization program in 1999, there were four separate mining bases that used different measurements of fiscal capacity:

     o    potash (volume of mineral production)
     o    coal (volume of mineral production)
     o    asbestos (value of production)
     o    other minerals (value of production)

As part of the 1999 renewal, the federal government changed the Equalization program by combining these four separate mining bases into a single mining tax base and instituting a new measurement of fiscal capacity, which is net profits from all mining activities, as determined by Statistic Canada. This change is being phased in over a five-year period beginning in 1999-00.

As part of the federal analysis undertaken for the renewal, it was estimated that Saskatchewan's Equalization entitlements would increase as a result of this change to the new base.

OCTOBER 2002 FEDERAL UPDATE TO THE MINING TAX BASE

In October, the federal government advised Saskatchewan that Statistics Canada had just completed its determination of net mining profits for 1999 and that this data update would be used in determining 1999-00, 2000-01, 2001-02 and 2002-03 Equalization entitlements(*). This represented the first update of net mining profits by Statistics Canada since the work completed on the mining tax base as part of the last Equalization renewal.

The financial implication of this data update was unexpected and significantly negative for Saskatchewan. The update to net mining profits is resulting in a $298.4 million reduction in entitlements for Saskatchewan over the 1999-00 to 2002-03 period. This loss would have been even more dramatic had there not been a phase-in provision for the change to the mining tax base.


_______________
    * An Equalization year remains open for adjustment up to 30 months following the end of that particular fiscal year. Therefore, up to four years are open for adjustment in a fiscal year - the current year plus three prior years.

REDUCTION IN SASKATCHEWAN'S EQUALIZATION ENTITLEMENTS
OCTOBER 2002 MINING TAX BASE UPDATE

                           1999-00   2000-01   2001-02     2002-03     Total
                                    (In Millions of Dollars)
October 2002
  Mining Estimate(*)       (207.6)    (265.1)   (203.6)    (221.3)     (897.6)
Previous
  Mining Estimate(*)        (69.0)     (89.2)    (68.8)     (72.0)     (299.0)

Gross Reduction            (138.6)    (175.9)   (134.8)    (149.3)     (598.6)
Phase-in Rate                  20%        40%       60%        80%          -
Net Reduction in
Entitlements                (27.7)     (70.4)    (80.8)    (119.5)     (298.4)


_______________
    * Saskatchewan's fiscal capacity from mining is higher than the standard. As a result, Saskatchewan receives a negative entitlement in the mining base.



IMPLICATIONS FOR SASKATCHEWAN

The financial implications of the October 2002 update are severe and unexpected.

     o The federal government has requested a repayment of $183 million in prior-year Equalization recoveries, primarily due to the mining tax base update.

     o Current-year Equalization receipts are reduced by $119.5 million, with future year reductions likely to reach similar magnitudes.

These unexpected results of adopting the new mining tax base has prompted Saskatchewan to call for a suspension of the new base to permit the opportunity for a complete review of:

     o    the appropriateness of the new mining tax base; and,

     o the manner in which net mining profits are being determined across Canada and used for Equalization purposes.

APPENDIX 3
INDIVIDUAL INCOME TAX




INDIVIDUAL INCOME TAX
2002-03 REVENUE FORECASTS
                                            1st Quarter              Mid-Year
                   Budget                   Projection             Projection
                   ------                   -----------            ----------

                $1,165,500,000            $1,165,500,000         $1,401,600,000


The revision of the 2002-03 Individual Income Tax revenue forecast, which is increased by $236.1 million from the Budget Estimate, was completed in October 2002. This revision incorporates the preliminary data file of 2000 income tax returns, preliminary income tax assessment data for the 2001 taxation year, the revised provincial economic forecast and the revised federal forecast of the national tax base.

Individual Income Tax revenue is accounted for on a cash basis; the 2002-03 forecast must therefore incorporate estimates of tax payments for the 2002 and 2003 taxation years and a reconciliation payment for the 2001 taxation year. The revised Mid-Year forecast includes adjustments to all of these estimates.

FORECAST METHODOLOGY

Personal Income Tax Reform has required the development of a new technique to forecast Individual Income Tax revenue. The former methodology relied heavily on assessment data from previous years to predict the revenue capacity of each component of the tax structure, such as the Flat Tax and the surtaxes.

Tax reform in 2001 has replaced the previous components with a new tax structure which levies provincial tax directly on taxable income and permits individuals to deduct personal tax credits. Revenue forecasting must therefore predict the gross amount of provincial tax levied and the value of all personal tax credits.

A new forecasting methodology has been developed that relies on actual taxpayer returns as filed for previous taxation years. The Department uses actual income tax return information and models the new tax structure to predict the provincial revenue that the new tax structure should generate. The model's revenue forecast is then adjusted for assumed growth in the tax base since the year of the tax returns used.

The Budget Estimate relied on the final data file of 1999 income tax returns to model and predict the revenue that would be generated by the new tax structure for both the 2001 and 2002 taxation years. The model has now been updated to use the preliminary data file of 2000 tax returns. The 2000 tax file demonstrates that taxable income in Saskatchewan grew by 4.5 per cent in 2000, as compared to the previously assumed growth rate of 3.3 per cent.

REVISED GROWTH ESTIMATES

In addition, the Budget Estimate had also relied on prudent assumptions for tax base growth through the initial years of personal income tax reform. For example, wage and salary growth rates for 2001, 2002 and 2003 had been assumed at 1.5 per cent, 1.7 per cent and 2.9 per cent, respectively.


Based on actual tax assessment results for the 2001 taxation year, taxable income growth in 2001 is now being predicted at 4.8 per cent. The provincial economic forecast has also increased the wage growth rates for 2002 and 2003 to 2.9 per cent and 4.5 per cent, respectively. This growth in taxable income in Saskatchewan throughout the 2000 to 2003 period is the primary cause of the increase to the 2002-03 Individual Income Tax revenue forecast.

FORECASTS OF TAXABLE INCOME GROWTH

YEAR                           BUDGET (%)                       MIDYEAR (%)
2000                           3.3                              4.5
2001                           1.5                              4.8
2002                           1.7                              2.9
2003                           2.9                              4.5


2002-03 INDIVIDUAL INCOME TAX
FORECAST COMPONENTS

                            Budget           Mid-Year
                            Estimate         Projection             Difference
                                        (In Thousands of Dollars)

Current Year Tax          $ 1,183,000      $ 1,296,000             $ 113,000
Fiscalization                 (13,500)          17,700                31,200
Prior Years' Adjustment        (4,000)          87,900                91,900

Total                     $ 1,165,500      $ 1,401,600             $ 236,100

APPENDIX 4
OIL REVENUE

Saskatchewan receives revenue from the production of oil in the form of royalties, freehold oil production taxes, land lease sales and other revenue. All of these revenue sources are sensitive to oil price and production levels. Production levels are, in turn, sensitive to price fluctuations.

The West Texas Intermediate - WTI - oil price (fob Cushing, Oklahoma) is a common benchmark for pricing North American oil.

From January 1987 to September 2002, the monthly WTI oil price has averaged US$20.75 per barrel, but has ranged from a high of US$35.92 per barrel in October 1990 to a low of US$11.28 per barrel in December 1998. In other words, oil prices are very volatile and, hence, very difficult to forecast.

US$ WTI OIL PRICE (AVERAGE = 20.632)
1987                                18.7
                                    17.7
                                    18.3
                                    18.6
                                    19.4
                                    20
                                    21.4
                                    20.3
                                    19.5
                                    19.8
                                    18.9
                                    17.2
                                    17.2
                                    16.8
                                    16.2
                                    17.9
                                    17.4
                                    16.5
                                    15.5
                                    15.5
                                    14.5
                                    13.8
                                    14
                                    16.3
                                    18
                                    17.8
                                    19.4
                                    21
                                    20
                                    20
                                    19.6
                                    18.5
                                    19.6
                                    20.1
                                    19.8
                                    21.1
                                    22.6
                                    22.1
                                    20.4
                                    18.6
                                    18.2
                                    16.9
                                    18.6
                                    27.2

                                    33.7
                                    35.9
                                    32.3
                                    27.3
                                    25
                                    20.5
                                    19.9
                                    20.8
                                    21.2
                                    20.2
                                    21.4
                                    21.7
                                    21.9
                                    23.2
                                    22.5
                                    19.5
1992                                18.8
                                    19
                                    18.9
                                    20.2
                                    20.9
                                    22.4
                                    21.8
                                    21.4
                                    21.9
                                    21.7
                                    20.3
                                    19.4
                                    19.1
                                    20.1
                                    20.3
                                    20.3
                                    19.9
                                    19.1
                                    17.9
                                    18
                                    17.5
                                    18.1
                                    16.7
                                    14.5
                                    15
                                    14.8
                                    14.7
                                    16.4
                                    17.9
                                    19.1
                                    19.7
                                    18.4
                                    17.5
                                    17.7
                                    18.1
                                    17.2
                                    18
                                    18.5
                                    18.6
                                    19.9
                                    19.7
                                    18.4
                                    17.3
                                    18
                                    18.2
                                    17.4

                                    18
                                    19
                                    18.9
                                    19.1
                                    21.4
                                    23.6
                                    21.3
                                    20.4
                                    21.3
                                    22
                                    24
                                    24.9
                                    23.7
                                    25.4
1997                                25.2
                                    22.2
                                    21
                                    19.7
                                    20.8
                                    19.2
                                    19.628
                                    19.927
                                    19.79
                                    21.264
                                    20.169
                                    18.32
                                    16.71
                                    16.06
                                    15.02
                                    15.33
                                    14.86
                                    13.66
                                    14.08
                                    13.36
                                    14.95
                                    14.39
                                    12.94
                                    11.28
                                    12.47
                                    12.01
                                    14.66
                                    17.34
                                    17.7
                                    17.89
                                    20.07
                                    21.26
                                    23.88
                                    22.64
                                    24.86
                                    26.08
                                    27.01
                                    29.3
                                    29.89
                                    25.74
                                    28.81
                                    31.53
                                    29.72
                                    31.14
                                    33.87
                                    32.93
                                    34.26
                                    28.4

                                    29.26
                                    29.64
                                    27.27
                                    27.62
                                    28.68
                                    27.58
                                    26.47
                                    27.31
                                    25.69
                                    22.21
                                    19.67
                                    19.4
2002                                19.75
                                    20.76
                                    24.44
                                    26.26
                                    26.95
                                    25.55
                                    26.94
                                    28.2



The Saskatchewan 2002-03 Budget estimate of oil revenue assumed an average annual WTI oil price of US$20.50 per barrel.

From April through September, the WTI oil price has averaged US$27.26 per barrel.

The 2002-03 Mid-Year Financial Report projection of oil revenue assumes an average annual WTI oil price of US$25.87 per barrel on the basis of a modest drop in monthly oil prices over the remainder of the fiscal year.

It is important to note that provincial oil revenue is not directly correlated with WTI. Provincial oil revenue reflects the actual prices paid for Saskatchewan oil. The actual price paid can vary from WTI on the basis of quality, foreign exchange rates, and transportation factors.

Almost 50 per cent of Saskatchewan oil is "heavy" which is a much lower quality than the typical light sweet crude oil. At the wellhead, the price of raw heavy crude oil (unblended) is currently about CDN$14.00 per barrel lower than light oil in Saskatchewan. This differential is expected to widen during the winter months.

Based on actual performance to date and an updated wellhead price forecast for the remainder of the fiscal year, oil revenue for the fiscal year is expected to be $298.0 million higher than the Budget estimate. The higher prices will result in increased provincial Crown and freehold production tax revenue and higher bonus bid revenue to be received from the sale of Crown mineral rights.

2002-03 FISCAL YEAR FORECAST

                                      2002-03
                                       Budget          1st Quarter    Mid-Year

Oil Revenue ($ millions)                343.00            491.70        584.00
Bonus Bid Revenue ($ millions)           40.00             55.30         97.00

Total Oil Revenue                       383.00            547.00        681.00


WTI Oil (US$/bbl)                        20.50             23.27         25.87

APPENDIX 5
FISCAL STABILIZATION FUND

The Fiscal Stabilization Fund (FSF) was established in 2000-01 as a budget stabilization mechanism. It formalized the stabilization function that had historically been performed by transfers from the Saskatchewan Liquor and Gaming Authority and its predecessor, the Saskatchewan Liquor Board.

In 2000-01, a transfer of $775 million was made from the General Revenue Fund
(GRF) to establish the FSF. In 2001-02, a transfer of $280 million was made from the FSF to the GRF, leaving a balance of $495 million in the FSF.

The 2002-03 Budget estimated a transfer of $225 million from the FSF to the GRF.

The mid-year projection for the 2002-03 FSF transfer is $324.3 million. This is an increase of $99.3 million from the 2002-03 Budget estimate.

This projected transfer will leave $170.7 million in the FSF at the end of 2002-03 for future stabilization purposes.

FISCAL STABILIZATION FUND BALANCES

YEAR                                                  MILLIONS OF DOLLARS

2000-01                                               775
2001-02                                               495
2002-03 Projection                                    170.7

APPENDIX 6
ACCOUNTING FOR
CAPITAL ASSETS

Since 1992, the Government has taken steps to adopt new accounting recommendations and improve its financial accountability to the public. These steps have included:

     o publishing summary financial statements which present a comprehensive accounting of the administration of public financial affairs and resources;

     o adopting accrual accounting to improve financial reporting and decision making and to bring the Government in line with accounting principles used by the private sector;

     o amending legislation to require departments and agencies to improve the timeliness of annual financial and program information tabled for public scrutiny; and

     o introducing interim public reporting on the Government's financial position through release of quarterly and mid-year reports.

In October 2002, the standard setter for government accounting, the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants approved new recommendations that represent a major change in how governments should account for government-owned capital assets. PSAB is recommending that governments adopt these new recommendations by 2005-06.

CURRENT PRACTICE

The Government currently expenses all capital assets when they are acquired. The full cost to build a highway, for example, is reported as an expense in the year the highway is built, even though the highway may serve the public for a lot longer. This means the full cost of capital assets are reported on the Government's operating statement and immediately affect the Government's bottom line.

This approach to the treatment of capital assets is consistent with the `net debt model' that historically has been considered the most appropriate reporting model for governments. Under this model, net debt is reported on a government's statement of financial position as the difference between a government's financial assets and financial liabilities. Net debt measures the extent to which future revenues are required to pay for past transactions and events. In other words, net debt is a running year after year total that shows whether a government has met its expenditures by raising revenues or incurring liabilities. Saskatchewan has used this model since 1957 and until recently, this has been the approach recommended by PSAB. (See table - PSAB's Old Approach)

NEW ACCOUNTING RECOMMENDATIONS

In October 2002, PSAB recommended governments adopt a `private sector model' or `full accrual model' when it comes to reporting capital assets. Under the new recommendations, the full cost to build a highway, for example, is initially reported on a government's statement of financial position as an asset because it has long lasting service potential to the public. Over time, as the highway is used, the government reports a `usage' or `depreciation' expense on its operating statement. This means that the full cost of capital assets affects a government's bottom line over time as assets are used. (See table - PSAB's New Approach)

RATIONALE FOR THE CHANGE

PSAB's rationale for the change is as follows:

     o Showing capital assets on a government's statement of financial position provides a better measure of the financial condition of a government and the financial resources available to it. It's a better measure because it shows that a government has assets that still have `value' or `un-expired service potential'.

     o Including capital assets and amortization in the Province's financial statements will contribute to a focus on effective long-term capital and maintenance plans.

     o Including an annual `usage' or `depreciation' expense on a government's operating statement will present a truer picture of the cost of government programs.

     o Government capital assets will be reported on a basis that is more comparable with the private sector.

     o Net debt, the difference between a government's financial assets and financial liabilities, will continue to be reported.

THIRD PARTY CAPITAL

PSAB has not changed its recommendation for the treatment of capital grants, commonly referred to as Third Party Capital, that are used by third parties to purchase capital assets. This means that the cost to the Government of public use assets, such as those owned by municipalities, would not be spread out over the period of years the asset is used. PSAB requires that governments expense these grants when the third party is awarded the funding.

CONCLUSION

PSAB's new recommendations represent a major change in how governments report government-owned capital assets.

The Government is currently assessing the budgeting and reporting implications arising from PSAB's recent recommendations.

GENERAL REVENUE FUND
CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2002


                                   PSAB's New Approach      PSAB's Old Approach
                                    (Full Accrual Model)      (Net Debt Model)
                                   ----------------------   -------------------
                                             (In Millions of Dollars)

STATEMENT OF FINANCIAL POSITION
Add:
  Capital assets                          $ 1,333                  $ n/a
  All other assets                          5,951                  5,951
Deduct:
  Debt                                    (11,170)               (11,170)
  All other liabilities                    (1,791)                (1,791)

Accumulated Deficit                       $ 5,677                $ 7,010

STATEMENT OF OPERATIONS
Add:
  Revenue                                 $ 6,059                $ 6,059
Deduct:
  Capital asset purchases                     n/a                   (154)
  Amortization                                (92)                   n/a
  All other expenses                       (5,904)                (5,904)

Net Surplus                                  $ 63                    $ 1

STATEMENT OF NET DEBT
Net debt, beginning of year              $ (7,011)
Add:
  Net Surplus                                  63                Not
  Amortization                                 92                Required
Deduct:
  Capital asset purchases                   (154)

Net Debt, end of year                   $ (7,010)


NOTES

     o Under PSAB's old approach, the Statement of Financial Position reported an accumulated deficit amount that was equal to net debt and no separate Statement of Net Debt was required.
     o Under PSAB's new approach, the Statement of Financial Position recognizes the value of capital assets that have unused service potential and the reported accumulated deficit amount does not equal net debt. To show net debt, which measures the extent to which future years' revenues are required to pay for past transactions and events, a separate Statement of Net Debt is prepared.
     o    Under both PSAB's old and new approaches, net debt is the same.

APPENDIX 7
COMMUNITY SCHOOLS

Community Schools are those schools which provide additional resources and supports to high-needs students (and their families) impacted by complex socio-economic factors. Community Schools provide a high quality responsive learning program, as well as learning opportunities for pre-schoolers, adults and seniors in an environment that is culturally affirming, safe and caring. Community Schools are a hub for community activities and organizations and through collaborative processes foster the development and well-being of the entire community.

To date, there are 88 community schools in Saskatchewan, including 42 designated in 2001-02 and five designated in 2002-03,

42 COMMUNITY SCHOOLS DESIGNATED IN 2001-02

Archbishop M.C. O'Neill High School, Regina
Balcarres School, Balcarres
Bedford Road Collegiate, Saskatoon
Bert Fox Composite High, Fort Qu'Appelle
Big River High School, Big River
Bishop Klein School, Saskatoon
Bishop Roborecki Elementary School, Saskatoon
Carlyle Elementary School, Carlyle
Carpenter High School, Meadow Lake
Churchill School, La Ronge
Cochrane High School, Regina
Connaught Elementary, North Battleford
Dr. Brass Elementary, Yorkton
E.D. Feehan High School, Saskatoon
Father Gorman Elementary School, Lloydminster
Fort Qu'Appelle Elementary,
Fort Qu'Appelle
Jack Kemp School, Lloydminster
John Paul II Collegiate, North Battleford
Jubilee Elementary, Meadow
Lake Lakeview Elementary School, Meadow Lake
Leask School, Leask
Martin Collegiate, Regina
McDermid School, Regina
Mount Royal Collegiate, Saskatoon
North Battleford Comprehensive, North Battleford
Nutana Collegiate, Saskatoon
Prince Arthur School, Moose Jaw
Punnichy School, Punnichy
Riverview Collegiate/Empire School, Moose Jaw
Rosemont School, Regina
St. Goretti School, Saskatoon
St. Mary High, Prince Albert
Stobard Elementary School, Duck Lake
Stobard High School, Duck Lake
T.D. Michel Elementary School, Big River
Thom Collegiate, Regina
Victoria School, Kamsack
Vincent Massey School, Saskatoon
Wagner School, Nipawin
Wascana School, Regina
Wesmore School, Prince Albert
West View School, Prince Albert


5 COMMUNITY SCHOOLS DESIGNATED IN 2002-03
St. Mary Community School, Yorkton


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Cando Community School, Biggar
Canwood Community School, Canwood
St. Pascal Community School, Green Lake
St. Louis Community School, St. Louis